FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Analysis by global business

HSBC profit/(loss) before tax and balance sheet data

	2013
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other39 US$m	Inter- segment elimination49 US$m	Total US$m
Profit/(loss) before tax

Net interest income/(expense)	18,339	10,200	6,766	1,146	(737)	(175)	35,539

Net fee income ......................	7,021	4,717	3,482	1,150	64	−	16,434

Trading income/(expense) excluding net interest income ...............................	689	649	4,953	390	(38)	−	6,643
Net interest income/(expense) on trading activities ............	(3)	−	1,827	4	44	175	2,047

Net trading income44 ..............	686	649	6,780	394	6	175	8,690

Changes in fair value of long- term debt issued and related derivatives ..........................	−	-	-	-	(1,228)	-	(1,228)
Net income/(expense) from other financial instruments designated at fair value .......	1,638	332	599	4	(576)	(1)	1,996

Net income/(expense) from financial instruments designated at fair value .......	1,638	332	599	4	(1,804)	(1)	768
Gains less losses from financial investments .........	55	1	747	(3)	1,212	−	2,012
Dividend income ....................	21	15	129	8	149	−	322
Net earned insurance premiums	10,543	1,375	6	16	−	−	11,940
Other operating income/ (expense) ...........................	544	621	670	(239)	6,761	(5,725)	2,632

Total operating income ......	38,847	17,910	19,179	2,476	5,651	(5,726)	78,337

Net insurance claims50 ............	(12,107)	(1,545)	(3)	(37)	−	−	(13,692)

Net operating income4 .......	26,740	16,365	19,176	2,439	5,651	(5,726)	64,645

Loan impairment charges and other credit risk provisions .	(3,227)	(2,384)	(207)	(31)	−	−	(5,849)

Net operating income .........	23,513	13,981	18,969	2,408	5,651	(5,726)	58,796

Employee expenses51 .............	(5,219)	(2,327)	(3,549)	(776)	(7,325)	−	(19,196)
Other operating expenses .......	(12,029)	(4,722)	(6,411)	(1,453)	(471)	5,726	(19,360)

Total operating expenses .......	(17,248)	(7,049)	(9,960)	(2,229)	(7,796)	5,726	(38,556)

Operating profit/(loss) .......	6,265	6,932	9,009	179	(2,145)	−	20,240

Share of profit/(loss) in associates and joint ventures	384	1,509	432	14	(14)	−	2,325

Profit/(loss) before tax .......	6,649	8,441	9,441	193	(2,159)	−	22,565

	%	%	%	%	%		%
Share of HSBC's profit before tax ...........................	29.5	37.4	41.8	0.9	(9.6)		100.0
Cost efficiency ratio ..............	64.5	43.1	51.9	91.4	138.0		59.6

Balance sheet data40
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net) ..................	375,115	297,852	360,659	44,224	2,454		1,080,304
Total assets ...........................	517,085	360,623	1,975,509	97,655	171,812	(451,366)	2,671,318
Customer accounts .................	579,994	354,298	450,315	96,770	1,435		1,482,812

	2012
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other39 US$m	Inter- segment elimination49 US$m	Total US$m
Profit before tax

Net interest income/(expense)	20,298	10,361	6,960	1,294	(730)	(511)	37,672

Net fee income ......................	7,205	4,470	3,329	1,232	194	-	16,430

Trading income/(expense) excluding net interest income ...............................	276	617	3,588	476	(549)	-	4,408
Net interest income on trading activities .................	28	16	2,102	14	12	511	2,683

Net trading income/(expense)44	304	633	5,690	490	(537)	511	7,091

Changes in fair value of long- term debt issued and related derivatives ..........................	-	-	-	-	(4,327)	-	(4,327)
Net income/(expense) from other financial instruments designated at fair value .......	1,893	250	1,094	-	(1,136)	-	2,101

Net income/(expense) from financial instruments designated at fair value .......	1,893	250	1,094	-	(5,463)	-	(2,226)
Gains less losses from financial investments .........	96	22	730	(3)	344	-	1,189
Dividend income ....................	24	18	148	6	25	-	221
Net earned insurance premiums	11,191	1,786	25	42	-	-	13,044
Gains on disposal of US branch network, US cards business and Ping An .......................	3,735	277	-	-	3,012	-	7,024
Other operating income .........	1,472	536	313	151	5,487	(5,859)	2,100

Total operating income .........	46,218	18,353	18,289	3,212	2,332	(5,859)	82,545

Net insurance claims50 ............	(12,357)	(1,802)	(16)	(40)	-	-	(14,215)

Net operating income4 ...........	33,861	16,551	18,273	3,172	2,332	(5,859)	68,330

Loan impairment charges and other credit risk provisions .	(5,515)	(2,099)	(670)	(27)	-	-	(8,311)

Net operating income ............	28,346	14,452	17,603	3,145	2,332	(5,859)	60,019

Employee expenses51 .............	(5,532)	(2,247)	(3,764)	(915)	(8,033)	-	(20,491)
Other operating expenses .......	(14,237)	(5,351)	(6,143)	(1,228)	(1,336)	5,859	(22,436)

Total operating expenses .......	(19,769)	(7,598)	(9,907)	(2,143)	(9,369)	5,859	(42,927)

Operating profit/(loss) ...........	8,577	6,854	7,696	1,002	(7,037)	-	17,092

Share of profit in associates and joint ventures ...............	998	1,681	824	7	47	-	3,557

Profit/(loss) before tax ...........	9,575	8,535	8,520	1,009	(6,990)	-	20,649

	%	%	%	%	%		%
Share of HSBC's profit before tax ...........................	46.4	41.3	41.3	4.9	(33.9)		100.0
Cost efficiency ratio ..............	58.4	45.9	54.2	67.6	-		62.8

Balance sheet data40
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net) ..................	378,040	288,033	283,842	45,213	2,495		997,623
Total assets ...........................	536,244	363,659	1,942,470	118,440	201,741	(470,016)	2,692,538
Customer accounts .................	562,151	338,405	332,115	105,772	1,571		1,340,014

For footnotes, see page 132.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 25 March 2014